A monthly subscription reimagining restaurant discovery



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letsgetoffline.com   Raleigh, NC | Technology | Notable Angel | Food & Beverage | Restaurant | Subscription |

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. $2M annual recurring revenue, 100% y/y growth rate

2. 10,000+ paying subscribers with a 87% gross margin

3. 200+ restaurant partners with a 97% retention rate

4. Proven playbook for scaling cities (Raleigh ➡ Charlotte ➡ Nashville ➡ Tampa Bay)

5. Investors: ex-CEO ANGI (IPO), CEO GDC (9-figure exit), CEO Pendo ($1BN valuation), Tweener Fund

6. Last Wefunder campaign was fastest in North Carolina history. Majority of investors = subscribers.

Our Team



David Shaner Founder & CEO

Built fastest growing media company for millennials in the southeast. 10 years experience with hyperlocal business models. TBJ 40 under 40.

In 2011, the summer before my senior year, I started thinking about the biggest problems facing humanity over the next 100 years. In particular, our dehumanization through constant exposure to technology worried me because it seemed to have the least resistance and, back then, was also the least... read more here: https://tinyurl.com/yc648v6h



Taylor Smith VP of Product & Technology

Former founder/CEO of $1M revenue software development company in SF.



AnnaLaura Cromwell VP of Marketing

Ran a 1.8M subscriber YouTube channel before skyrocketing Offline's *online* social presence.



Hannah Sobhan VP of Sales

Former D1 gymnast turned sales powerhouse. 7 years sales expertise leading both a top-tier sales team and customer success team at Offline.



Ramy Kerdany VP of Growth

2x former founder, LaunchHouse alum, and venture fellow, now leading Offline's growth teams



Stephen Larson Chief Revenue Officer

Ex-Founder. OG Offline Advisor-turned-operator. Uncanny ability to drive growth in startups, multinational corporations, and everything in between. Most recently drove 2.5 times revenue growth at PowerSecure in three years.

OUR STORY





a monthly subscription reimagining restaurant discovery

WHY WE EXIST

we are living through a human connection crisis



If you went back in time just three generations, you wouldn't find a single screen on planet earth. Today, we spend most of our life buried in a screen.

We believe this is one of the most critical problems for humanity to solve, and Offline is our response.

Offline has powered over 30 million Minutes of Human Connection™, and tracked over 250,000 times that our subscribers have used Offline to discover new restaurants and spend time in the real world.



🔗 <u>read more about our mission here</u>.

🔗 <u>keep up with Minutes of Human Connection here</u>.

PROBLEM

most of us *want* to try new restaurants but we don't actually go



Everybody <u>wishes</u> they tried more restaurants.

In reality, most of us scroll through our feeds endlessly and end up stuck at the same 5 places we've been going to for years.

The world doesn't need more inspiration—it needs products that actually push us to <u>start doing</u>.

SOLUTION

Offline is a restaurant subscription that <u>pushes you</u> to try badass local restaurants every month—and picks up part of the check.

Offline's solution is based on a simple idea, but it turned out to be a really hard problem to solve.

We aren't solving a technology problem or an interface problem. What we're actually solving for is human motivation.

Eventually, we cracked the code.

PRODUCT

we make trying new restaurants a monthly habit



The secret to Offline's success is simple: we understand how to motivate our audience.

Our product offers a unique combination of curation, focus, urgency, and monetary value that pushes people to try a new place in their city every single month.

Check out our product here: <u>Raleigh</u>, <u>Charlotte</u>, <u>Nashville</u>, <u>Tampa Bay</u>.

$2M annual run rate, 4 cities, 15k+ subscribers



After building the first version, we launched Offline to a small group of 150 subscribers in Raleigh, NC.

And a crazy thing happened.

Without spending $1 on marketing, 150 turned into 300, then 500, then 1,000. Our subscribers were <u>loving</u> the product and recruiting friends to join.

People don't eat alone, and that was a great thing for growth.

But was it a fluke? Something that would work in Raleigh only?

We've now expanded Offline to Charlotte, Nashville, and Tampa Bay and the response has been incredible.

This quarter, we passed a $2M ARR run rate.

And we're not slowing down.

Industry-leading scores in key CSS investor benchmarks



1: GP Bullhound's Consumer Subscription Software 2023 report
2: COGs consists primarily of Stripe payment and platform fees, bandwidth for running servers, and SMS/Email services.
3: CAC is calculated using total blended marketing costs incurred in the given period (including employee salaries) divided by the number of new paying trials initiates during that period.

Underlying Offline's revenue growth are strong fundamentals.

Underlying Offline's revenue growth are strong fundamentals.

We've built a product, team, and process that is producing industry-leading scores in key CSS investor benchmarks.

———————————



There are two main reasons subscribers love Offline.

First, it pays for itself when you use it. As long as you already go out to eat regularly, Offline is essentially free.

Second, it pushes you. We provide just enough motivation to try things you never would have done.

Our retention metrics stack up with some of the best benchmarks in the industry, proving that not only do subscribers love Offline during their first month—they love it for the long haul.

———————————

TECHNOLOGY

unique marketplace flywheel that strengthens with scale



As we scale, it's important that we continue to match our subscribers with the right restaurants, month after month, across a larger and larger geographical footprint and across a diverse set of subscribers.

Our product, engineering, and sales teams access a continuous stream of data about our subscribers' locations, dining preferences, social connections, the amount they want to spend, what restaurants they've been matched with, how they've reviewed those restaurants, etc.

This unique data allows us to continuously expand our restaurant partnerships in service of our subscribers' needs.

On the restaurant side of our marketplace, we're able to provide a similar stream of data to our restaurant partners, allowing them to target and acquire customers that are an ideal fit for their business.

Tapping into the data flywheel between subscribers and restaurants allows us to confidently scale both sides of the marketplace while providing a world-class product experience.

———————————

our first market (Raleigh, NC) proved the model

✅ **PHASE I**
create a $1M+ ARR city

- 5,000+ members
- 100+ restaurants
- 300+ events
- 150k+ social followers



Before we attempted to scale, we spent time testing and perfecting our model in Raleigh, NC. Once we were seeing strong feedback, usage, retention, and organic growth on both the subscriber and restaurant side of the marketplace, we began to test expansion.

our next three markets proved scalability

✅ **PHASE II**
launch Offline successfully in new markets

- <$100k launch cost/city
- 100% payback on Day 1
- $1M+ in ARR from new markets

REVENUE IN 1ST 90 DAYS OF LAUNCH		
CLT	NASH	TB
$71,060	$102,397	$110,553



We have now launched Offline in three additional markets, following our thesis that mid-market US cities are rapidly growing, underserved, and ripe for expansion.

The success we've seen in these markets has been incredible and has validated that our model can thrive in any global city with a vibrant food scene.

In each of our 3 new market launches, we paid back 100% of our launch cost on Day 1 when hundreds of our new subscribers purchased annual plans.

we built a paid marketing playbook in Q4 to accelerate

✅ **PHASE III**
scale marketing while maintaining strong economics



Launching Offline in new markets is only half of our growth equation. The other half requires continued scale in existing markets—reaching new pockets of audience who have never heard of Offline and converting them into fans.

Offline's paid marketing playbook combines our audience data with deep content creation expertise (see next slide). In Q4 we were able to accelerate our paid marketing spend, 5x'ing our signup volume while cutting our cost-per-trial by 50%.

We've been diligent about scaling our marketing profitably and tracking payback, positioning us to grow rapidly and cost-effectively in 2024.

world class social team = strong in-market brands



Our unique go-to-market strategy in new cities involves building quality, hyperlocal brands around our subscription.

We believe that it's important for Offline to be seen not just as an app, but as a lifestyle—a rebellion against scrolling-without-doing.

We've hired a world class social media team that has led to incredible growth velocity and, more importantly, repeatability as we've scaled.

we're ready to roll up mid-market US cities in 2024-2025



Our strategy for the next 2 years is to focus on achieving density in mid-market US cities, continuing our trend of doubling our footprint every year.

3-year path to $16M ARR, 100M+ valuation



This graph contains forward looking projections that cannot be guaranteed.

Our path to 8x revenue and value over the next 3 years is simple:

- Mature mid-market cities will average $1M/year in recurring revenue (6k active subscribers per city)

- It will take 2 years from launch to get to $1M/year in recurring revenue

- For the next 3 years, we'll double the number of cities we launch per year

Our growth rate is driven primarily by how many cities we can launch and the speed of market penetration in those cities.

COMPETITION

we've differentiated our business model + value prop



Rather than compete on features or price, we developed a completely new business model and value proposition.

Our long-term key to success is building strong network effects in the markets where we operate. The more subscribers and restaurants we serve, the stronger those network effects become.

OPPORTUNITY

building the next $1BN+ consumer subscription



Achieving one billion in enterprise value or having an exist comparable to the companies

referenced cannot be guaranteed.

Over the last 10 years, virtually everything we spend money on, from music to fitness, has been transformed by a $1BN+ subscription business.

Except restaurants.

Our path to a $1BN business is very simple:

- A $1BN valuation equates to roughly $100M in annual recurring revenue.

- $100M in revenue means 500k subscribers, assuming we can launch a higher tier of Offline in the next 5 years to make an average of $20/month/subscriber.

- 500k subscribers means 50 cities with an average of 10k subscribers in each city.

FUNDING

we're raising $2M to launch Denver, Austin, Columbus, and Orlando in '24, reach $4M ARR, and prep for 8 markets in '25

This graphic contains forward-looking statements that cannot be guaranteed.

Our use of capital is simple: grow our existing markets, launch more markets, and get better at launching markets.

As an investor, here's the gist of your bet:

- Offline's current valuation is $14M and we're already at a $2M annual revenue run rate (up from $500k two years ago).

- We have a path to 8x growth in the next 36 months, and we are chasing a $1BN opportunity.

- An investment today is essentially a bet that we'll be worth more than $14M in the future.

FUNDING

2022 community round

oversubscribed
$2.0M raised

from 700+ investors

OVER 70% WERE OFFLINE SUBSCRIBERS

➡ Doubled ARR from $1M to $2M
➡ Doubled cities (+ Tampa Bay & Nashville)
➡ Hired VP of Growth & Chief Revenue Officer
➡ Prepped to launch 4 markets in 2024

In 2023, we raised our first community round and were blown away by the support and love we received.



MORE CITIES

MORE LOYAL
COMMUNITY

As a consumer subscription business, we have a unique opportunity to leverage community funding, and as our CEO I take that opportunity incredibly seriously. Offline is diligent about providing our investor community with frequent, thorough, and transparent updates.

Here's what a few of our current investors had to say:

> "David takes an incredibly open, transparent, and thoughtful approach to keeping his investors in the loop. Each quarter I get a Loom video with transparency on exactly how the company is performing with detailed metrics about growth, churn, new markets, etc. It reassures me about my investment in the business but I've also learned a great deal about an analytical approach to entrepreneurship by simply watching his videos. I have high confidence I'll see a ROI and that my investment is being used both prudently and effectively."
>
> — Philip Lester (Invested $15,000)

> "I am impressed by Offline's job of keeping investors informed about the company's growth and progress. The level of detail in their regular emails and videos offers a comprehensive understanding and has strengthened my belief in their vision. The Offline team has created a unique bond between the company and its investors, and I look forward to witnessing their continued success."
>
> — Gwen Poth (Invested $250)

> "David at Offline has started an exciting company servicing the unique needs of marketing for restaurants and customers' needs for gastro excitement. I appreciate the updates from a founder, not from an employee. David seems concerned with the ability to make profits and eventually give investors a healthy return on risk."
>
> — William Meredith (Invested $30,000)

> David's Offline investor updates are hands down one of my favorite investor reports. From the way good, bad, and critical new findings are reported in video and text format, I'm able to quickly grab the critical information needed in a few minutes or dive deep via the videos provided. It's great seeing exactly what the company needs to grow and how I can help in every update.
>
> — Will McGuire (Invested $1,000)

I also hope that you'll also recognize that your financial bet on Offline is also a vote for our mission: a vote for people spending more time in the real world, with people they care about, spending money supporting the local businesses that give our cities character.

If you are interested in becoming a part of the future of restaurant discovery, then I suggest you click the INVEST button on this page.

Once you click the button, you'll be taken to a secure online form to complete your information and investment transaction.

Thanks for your time, and I look forward to meeting you!

—David Shaner (Founder/CEO)